June 13, 2013

VIA EDGAR AND EMAIL

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549-3628

Division of Corporation Finance, Office of Mergers and Acquisitions

Mail Stop 3628

Attention: Alexandra M. Ledbetter, Attorney-Advisor

Re:	Donegal Group Inc. (“Donegal”)

Schedule TO-T/A filed by Gregory Mark Shepard

Filed May 17, 2013

File No. 005-39100

Dear Ms. Ledbetter,

We acknowledge receipt of your additional comment letter dated May 28, 2013 (the “Comment Letter”) with regard to the above-referenced matter. We have reviewed the Comment Letter with our client, Gregory M. Shepard (“Mr. Shepard” or “Offeror” or the “Filing Person”), who is the filing person with respect to the above-referenced matter, and we provide the following response on his behalf. Capitalized terms used herein and not separately defined have the meanings assigned to them in the Offer to Purchase for the above-referenced matter (the “Offer to Purchase”). Our responses are numbered to correspond to your comments, which are reproduced below in italics.

Offer to Purchase

Source and Amount of Funds, page 17

1.	We note the response to comment 4 in our letter dated May 2, 2013, including the disclosure in the amendment that “[T]he amount of Offeror’s illiquid assets is $20 million to $32 million.” Please revise to disclose the nature of the illiquid assets. See Instruction 4 to Item 10 of Schedule TO.

In Amendment No. 8 to his Schedule TO filed on the date of this letter, Mr. Shepard has added the following at the end of the third paragraph of Section 10 – “Source and Amount of Funds” on page 17 of the Offer to Purchase:

“Offeror’s illiquid assets consist primarily of farmland and residences, and a relatively small proportion of Offeror’s illiquid assets consists of personal property.”

Securities and Exchange Commission

June 13, 2013

2.	We note the disclosure regarding the bidder’s ownership of shares of another New York Stock Exchange-listed, publicly traded company, including the statement that his holdings had an aggregate value of over $36 million as of the close of business on May 15, 2013, and the statement that, as of May 15, 2013, the average daily trading volume for this stock was over 2 million shares. Please revise the disclosure further to substantiate the assertion that “there is a ready market for Offeror to liquidate his holdings of this security in order to have the funds required to purchase the Class B Shares pursuant to the Offer.” For instance, disclose the number of shares he holds in the other NYSE-listed company, and clarify the extent to which the stock’s volatility could affect his ability to generate the $28,879,080 in funds required to purchase 962,636 Donegal Class B Shares in the event of a fully subscribed offer. See Instruction 4 to Item 10 of Schedule TO (insofar as the stock’s volatility could be characterized as a contingency); see also Item 11 of Schedule TO and Item 1011(c) of Regulation M-A.

In Amendment No. 8 to his Schedule TO filed on the date of this letter, Mr. Shepard has replaced the second paragraph of Section 10 – “Source and Amount of Funds” on page 17 of the Offer to Purchase with the following:

“Offeror holds, in addition to his shares of the Company, 1,000,000 shares of a New York Stock Exchange-listed publicly traded company. Offeror bought these shares on the open market, and they were not purchased on margin credit or with any debt. There is no restriction against the sale of these shares, and they have not been pledged or hypothecated in any way. There is no lien on these shares and they are freely tradable. The average ten-day trading volume for this stock is over 1.5 million shares, according to Yahoo Finance as of June 12, 2013. Accordingly, there is a ready market for Offeror to liquidate his holdings of this security in order to have the funds required to purchase the Class B Shares pursuant to the Offer. However, if the trading price of such stock at or around the Expiration Date were to decline by more than approximately 17% below the stock’s 50-day moving average, according to Yahoo Finance as of June 12, 2013, Offeror’s ability to generate the $29 million required to fund his purchase of 962,636 Class B Shares in the event of a fully subscribed Offer could be adversely affected.”

3.	The disclosure concerning the bidder’s net worth suggests that he may have material liabilities, depending on the amounts within the ranges. Please disclose the magnitude of any guarantees or contingencies that may negatively affect his net worth during the pendency of this tender offer. For instance, if there are liabilities that may come due prior to the expiration of the offer, the disclosure should indicate whether the liquidation of his shares of the other NYSE-listed company would be sufficient to cover both the satisfaction of such liabilities and the payment for 962,636 Donegal Class B Shares in the event of a fully subscribed offer, given his stated intention not to sell any Donegal Class A Shares or Donegal Class B Shares in the foreseeable future. See Instruction 4 to Item 10 of Schedule TO.

Securities and Exchange Commission

June 13, 2013

In Amendment No. 8 to his Schedule TO filed on the date of this letter, Mr. Shepard has added the following immediately after the first sentence of the third paragraph of Section 10 – “Source and Amount of Funds” on page 17 of the Offer to Purchase:

“Offeror has no liabilities that are due and payable prior to the Expiration Date, other than immaterial liabilities for which Offeror has set aside sufficient funds to pay when due.”

*        *        *

Please contact the undersigned with any further comments or questions that you may have.

Sincerely,

/s/ J. Victor Peterson

J. Victor Peterson

LATHROP & GAGE LLP